DAILY JOURNAL CORPORATION

915 East First Street

Los Angeles, California 90012

(213) 229-5300

March 16, 2010

David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0402

Re:	Daily Journal Corporation
Form 10-K for the year ended September 30, 2009
File No. 000-14665

Dear Mr. Humphrey:

The purpose of this letter is to respond to your letter dated March 2, 2010. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment stated in your letter. Our responses to your first two comments contain explanations that will serve as the basis for additional disclosures in Management’s Discussion and Analysis in our future filings.

Item 7 - Management’s Discussion and Analysis

Liquidity and Capital Resources, page 17

1.	Based on your disclosures on page 24, we note that you had $33,667,000 of unrealized gains on your investments as of September 30, 2009. In addition, according to your balance sheet, these investments comprise approximately 72% of your total assets. In this regard, please revise your MD&A disclosures to provide more transparency with respect to these investments. For example, the following would significantly improve your disclosures:

•	A discussion of management’s current investment strategy and a more detailed discussion of the reason for the shift in strategy during 2009 (beyond hopes of generating a better return).

•

A discussion of whether management has developed a formal investment policy and, if so, a description of that policy. Also, given Mr. Munger’s role as Chairman of the Board, your disclosures in this area should discuss his involvement in the development of your investment policy and/or execution of your investment strategy.

•

If you have a limited number of common stock holdings, please disclose the nature of those holdings and provide a corresponding risk factor. If you hold a diversified portfolio of common stock, include disclosures to that effect.

In February 2009, we took advantage of near-panic selling in the stock market and redeployed some of our cash, which had been invested in Treasury securities and was generating only nominal interest, to purchase the common stock of two public companies and certain bonds of a third. So far, these investments have been very successful.

We do not have a formal investment policy, and we do not expect to adopt one. Our Board of Directors concluded that the paltry returns offered by Treasury securities and other cash-equivalent investments were depressingly low, and that there were much better opportunities in the capital markets with rewards that far outweighed the risks.

Our Chairman of the Board, Charles Munger, is also the vice chairman of Berkshire Hathaway, which maintains a substantial investment portfolio. As you would expect, our Board of Directors utilized his judgment and suggestions, as well as those of J.P. Guerin, our vice chairman, when selecting the investments that we made last year, and both of them will continue to play an important role in monitoring those investments.

The stocks and bonds are all in Fortune 200 companies. But as noted above, the investments are concentrated in just three such companies. Because conventional wisdom values diversification over concentration, we will add a risk factor in future filings to the effect that a significant decline in the market value of one or more of our investments will not be offset by the hypothetically better performance of other investments, and that could result in a large decrease in our stockholders’ equity and, under certain circumstances, in the recognition of losses in our income statement.

2.	Please address whether cash flows generated from the business, or a portion thereof, will be reinvested into Daily Journal or whether such cash flows will be used to execute your investment strategy and expand your holdings. If you have a strategic plan to invest a portion of your excess cash flows to increase your holdings, disclosure should be made as to how you plan to invest these excess cash flows. Also, since you changed your investment strategy during 2009, after many years of investing solely in the U.S. Treasury Notes and Bills, please include a discussion of the circumstances, if any, under which you would be likely to return to your original investment strategy of investing solely in U.S. Treasury Notes and Bills.

Daily Journal Corporation has two businesses: a publishing business and a software development business. We do not aspire to have an investing business. Cash flows generated from publishing and software development will be invested in our two businesses or used to repurchase our common stock as deemed appropriate by management and the Board of Directors, and we may entertain business acquisition opportunities. Any excess cash flows will be invested in such instruments as the Board deems appropriate at the time. Such instruments may include additional securities of the companies in which we have already invested, securities of other companies, government securities (including U.S. Treasury Notes and Bills) or other instruments. The decision as to particular investments will be driven by the Board of Directors’ belief about the risk/reward profile of the various investment choices at the time, and it may return to government securities as a default if attractive opportunities for a better return are not available. The Board does not at this time contemplate the paying of a dividend, but it reserves the right to do so in the future.

Please note that it is important to read the above explanation in the context of our existing Management’s Discussion and Analysis. As we’ve noted repeatedly, we do not expect the increase in our revenues driven by the publishing of trustee foreclosure notices to continue indefinitely, and the luxury of having to decide where to invest our excess cash flows may soon become just a memory.

Signatures, page 32

3.	We note that your principal accounting officer or controller has not signed the report in the second signature block. In future filings, please include their signatures, each signing on behalf of the registrant in their individual capacities.

Our principal accounting officer is our Treasurer, Gerald Salzman, who has signed the report in the second signature block. In future filings, we will indicate in the second signature block that he serves, among his other roles, as our “principal accounting officer.”

* * * *

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 229-5300.

Sincerely,

/s/ Gerald L. Salzman
Gerald L. Salzman
President